Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-131369

Preliminary Term Sheet No. 207

Indicative Term Sheet	Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080 (212) 449-1000

RE: AB SVENSK EXPORTKREDIT Commodity Index Linked Notes due November 6, 2009

Date: September 30, 2008

NOTE TERMS
Issuer:	AB SVENSK EXPORTKREDIT
Denominations:	$1,000,000 per unit, and integral multiples of $100,000 in excess thereof
Aggregate Principal Amount:	$7,200,000
Net Proceeds:	$7,200,000
Pricing Date:	September 30, 2008
Issue Date:	October 20, 2008
Maturity Date:	November 6, 2009 (the “Stated Maturity Date”), subject to postponement due to a Market Disruption Event. If the determination of the relevant Index Value is postponed to or beyond the second (2nd) New York Business Day immediately prior to the Stated Maturity Date due to a Market Disruption Event or otherwise, the Maturity Date will be postponed so that the Maturity Date will be the second (2nd) New York Business Day following the date of the determination of the relevant Index Value.
Index:	The Dow Jones-AIG Commodity Index Total Return (DJAIGTR), or any successor index, subject to the provisions of “Modification of Index” and “Replacement Index” below.
Index Description:	The Index is a proprietary index that was created by Dow Jones and AIG to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminium, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminium, nickel and zinc, which trade on the London Metal Exchange (the “LME”). The Dow Jones-AIG Commodity Index Total Return reflects the returns on a fully collateralized investment in the DJ-AIG. This combines the returns of the DJ-AIG with the returns on cash collateral invested in Treasury Bills.
Issue Price:	100%
Redemption Price:	An amount in cash payable on the Settlement Date equal to the sum of the Redemption Amount plus the Interest Amount.
Settlement Date:	(i) The Stated Maturity Date with respect to a redemption on the Stated Maturity Date and (ii) the fifth (5th) New York Business Day following the applicable Final Valuation Date with respect to a redemption following an Optional Redemption or Automatic Redemption.

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-131369

Preliminary Term Sheet No. 207

Indicative Term Sheet	Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080 (212) 449-1000

Redemption Amount:	An amount equal to the greater of (i) zero and (ii) the Outstanding Principal multiplied by the sum of (A) 1 plus (B) the product of (I) 3 times (II) the Index Result minus Fees minus the T-Bill Yield.
Outstanding Principal:	On a Final Valuation Date in relation to the Stated Maturity Date, an Automatic Redemption or an Optional Redemption in full of a Note, the outstanding Aggregate Principal Amount of such Note on such date.
Index Result:	The Final Index Value divided by the Initial Index Value minus 1.
Final Index Value:	The settlement price of the Index as it appears on Bloomberg page “DJAIGTR Index” or Reuters ticker “DJAIGTR” on the applicable Final Valuation Date.
Initial Index Value:	335.748
Fees:	0.15% multiplied by the number of days from and including the Pricing Date to but excluding the applicable Final Valuation Date divided by 365.
T-Bill Yield:	The yield, expressed as a percentage, equal to the U.S. Treasury Bill return as measured on each date from the day following the Pricing Date to and including the applicable Final Valuation Date and calculated pursuant to the following formula:

where:

“TBilld-1” means, on any Index Business Day, the 91-day weekly auction high rate for U.S. Treasury Bills, as reported on Reuters screen page “USAUCTION10”, or any successor page, on the most recent day prior to such Index Business Day on which such rate was published, expressed as a money market rate.

Optional Redemption:	The Holders of the Notes have the right to request an early redemption of the Notes in whole on the Optional Repayment Date at the applicable Redemption Price upon written notice to the Calculation Agent, the Issuing and Paying Agent and the Issuer on the form entitled “Option to Elect Repayment”
Optional Repayment Dates:	Each Index Business Day from and excluding the Original Issue Date to but excluding October 30, 2009, on which notice of the exercise of an Optional Redemption is given in accordance with the terms hereof.
Automatic Redemption:	The Notes are subject to automatic redemption in full on the Trigger Event Date at the applicable Redemption Price.
Trigger Event Date:	The first Index Business Day from and excluding the Issue Date to but excluding October 30, 2009, on which the closing level of the Index is equal to or less than 85.00% of the Initial Index Value
Final Valuation Date:	(i) in the case of redemption on the Stated Maturity Date, October 30, 2009; (ii) in case of an Optional Redemption, each Optional Repayment Date, provided that notice of the exercise of the Optional Redemption is received by the Calculation Agent prior to 11:00 a.m., New York time, on such date, or, if such notice is given after 11:00 a.m., New York time, the first Index Business Day following the date on which such notice is given; and (iii) in case of an Automatic Redemption, the Index Business Day immediately following the Trigger Event Date; provided in each case that if a Market Disruption Event exists on any such Final Valuation Date, such date shall not be considered the Final Valuation Date but the Final Valuation Date shall be determined in accordance with the provisions of “Disruption Fallback” below.

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-131369

Preliminary Term Sheet No. 207

Indicative Term Sheet	Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080 (212) 449-1000

Interest Amount:	An amount equal to the interest accrued on the outstanding Aggregate Principal Amount of the Notes at the rate specified below (minus the Spread) during each Interest Period; provided that with respect to the first Interest Period the amount shall be equal to the interest accrued on the outstanding Aggregate Principal Amount of the Notes at a rate of TBD% per annum. The Interest Amount will be paid on the applicable Settlement Date as part of the Redemption Price. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.
Interest Rate Basis:	LIBOR Reuters
LIBOR Currency:	United States Dollars
Interest Period:	The period from and including an Interest Reset Date (or, with respect to the first Interest Period, the Original Issue Date) to but excluding the immediately following Interest Reset Date (or, with respect to the last Interest Period, the applicable Settlement Date).
Interest Reset Dates:	Quarterly on February 6, May 6, and August 6, beginning on February 6, 2009. If any scheduled Interest Reset Date would otherwise be a day that is not a Business Day, the Interest Reset Date will be the immediately preceding day that is a London Business Day.
Interest Payment Date:	The applicable Settlement Date. For the avoidance of doubt, no interest payments will be made until the applicable Settlement Date.
Minimum Interest Rate:	0%
Spread:	- 0.30% (minus 0.30 per cent)
Index Maturity:	Three month
Designated LIBOR Page:	Reuters page LIBOR03
Index Business Day:	As defined in the most current DJAIG Handbook.
Day Count Fraction:	Actual/360
London Business Day:	A day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in London.
New York Business Day:	A day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in the City of New York.
Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on the relevant exchange(s) for an applicable commodity included in the Index.
Market Disruption Event:	The occurrence, as determined by the Calculation Agent, of one or more of the following: (i) a material limitation, suspension or disruption of trading in one or more of the futures contracts included in the Index, (ii) the settlement price for any futures contract in the Index is a “limit price” or (iii) the exchange on which any futures contract included in the Index trades fails to report or publish a settlement price for such futures contract.
Disruption Fallback:	If a Market Disruption Event occurs on a Final Valuation Date, the Calculation Agent will calculate the Final Index Value using (i) for those futures contracts included in the Index that did not suffer a Market Disruption Event on such Final Valuation Date the final settlement prices for such futures contracts on such Final Valuation Date and (ii) for each futures contract included in the Index that did suffer a Market Disruption Event on such Final Valuation Date the final settlement price for such futures contract on the Trading Day immediately succeeding such Final Valuation Date on which the final settlement price for such futures contract was not affected by a Market Disruption Event; provided that, if a Market Disruption Event has occurred on each of the three (3) Trading Days immediately succeeding such Final Valuation Date, the Calculation Agent will make a good faith estimate of the price of the relevant futures contract and, using that price, determine the Final Index Value.

Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Registration Statement No. 333-131369

Preliminary Term Sheet No. 207

Indicative Term Sheet	Merrill Lynch & Co., Inc. 4 World Financial Center New York, New York 10080 (212) 449-1000

Modification to Index:	If the Index Publisher changes its method of calculating the Index in any material respect, as determined by the Calculation Agent, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any subsequent Initial Index Values and Final Index Values in accordance with such adjustments.
Replacement Index:	If, following the date on which a Note is issued, the Index Publisher ceases to publish the Index and neither the Index Publisher nor any other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts, then the Final Index Value with respect to such Note shall be calculated by the Calculation Agent in accordance with the formula applied by the Index Publisher to calculate the Index on the last day on which the Index was published.
Calculation Agent:	Merrill Lynch Commodities, Inc. (“MLCI”)
Index Publisher:	DJ-AIG
Early Redemption for Tax Reasons:	The Issuer cannot redeem the notes prior to maturity unless, due to the imposition by Sweden or one of its taxing authorities of any tax, assessment or governmental charge subsequent to the date of the issuance of the notes, the Issuer would become obligated to pay additional amounts. If such an imposition occurs, the Issuer may at its option redeem all but not less than all the notes by giving notice specifying a redemption date at least 30 days, but not more than 60 days, after the date of the notice. In such event, the redemption price will be equal to the fair market value of the notes on the fifth Trading Day prior to the redemption date, as determined by the Calculation Agent in good faith and in a commercially reasonable manner to be fair and equitable to the holders of the notes (which determination shall be binding on us and the holders of the notes).
Early Redemption following Event of Default:	The redemption price for each Note being accelerated by the Holders shall equal the market value of such Note on the date of the declaration of acceleration, as determined by the Calculation Agent.
CUSIP:	00254EFY3

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, and the other documents relating to this offering that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any agent or any dealer participating in this offering, will arrange to send you the prospectus and prospectus supplement if you so request by calling toll-free 1-866-500-5408.